FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 31, 2007

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Exhibit Number	Description
1	Announcement dated October 30, 2007 - Advanced Semiconductor Engineering, Inc. reports unaudited consolidated financial results for third-quarter of year 2007
2	Announcement dated October 31, 2007 – ASE Inc. receives standard exemptions from the Singapore Code on Take-overs and Mergers for proposed acquisition of ASE Test

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 31, 2007 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Exhibit 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THIRD-QUARTER of YEAR 2007

Taipei, Taiwan, R.O.C., October 30, 2007 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$27,733 million for the third quarter of 2007 (3Q07), up 4% year-over-year and up 19% sequentially.  Net income for the quarter totaled NT$4,225 million, up from NT$4,181 million in 3Q06 and up from NT$2,575 million in 2Q07.  Diluted earnings per share for the quarter was NT$0.79 (or US$0.120 per ADS), compared to NT$0.78 for 3Q06 and NT$0.48 for 2Q07.

For the nine months ended September 30, 2007, the Company reported net revenues of NT$72,188 million and net income of NT$8,461 million.  Earnings per share for the 1st nine months of 2007 was NT$1.58, or US$0.241 per ADS.

RESULTS OF OPERATIONS

3Q07 Results Highlights

●
Net revenues contribution from IC packaging operations (including module assembly), testing operations, and substrate sold to third parties were NT$21,644 million, NT$5,282 million and NT$807 million, respectively, and each represented approximately 78%, 19% and 3% respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$19,303 million, up 4% year-over-year and up 14% sequentially.

-	As a percentage of total net revenues, cost of revenues was 70% in 3Q07, up from 69% in 3Q06 and down from 73% in 2Q07.

-
Raw material cost totaled NT$7,830 million during the quarter, representing 28% of total net revenues, compared with NT$6,356 million and 27% of net revenues in the previous quarter.  The rise in raw material cost as percentage of sales was primarily due to higher revenue contribution from flip chip packages.

-	Depreciation, amortization and rental expenses totaled NT$4,100 million during the quarter, up 7% year-over-year and down 1% sequentially.

_____________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

October 30, 2007

Advanced Semiconductor Engineering, Inc.

●
Total operating expenses during 3Q07 were NT$2,321 million, including NT$748 million in R&D and NT$1,573 million in SG&A. Compared with operating expense of NT$2,515 million in 2Q07, the sequential decrease was primarily attributable to the bonus to employee and compensation to directors of subsidiary in 2Q07.  Total operating expenses as a percentage of net revenues for the current quarter were 8%, relatively unchanged compared to 3Q06 and down from 11% in 2Q07.

●	Operating profit for the quarter totaled NT$6,109 million, up from NT$3,889 million in the previous quarter. Operating margin increased from 17% in 2Q07 to 22% in 3Q07.
●	In terms of non-operating items,

-	Net interest expense was NT$273 million, down from NT$306 million a quarter ago primarily due to a decrease in total bank loans.

-
Net exchange gain of NT$39 million was mainly attributable to the exchange gain from the appreciation of the Renminbi against the U.S. dollar, and partially offset by exchange loss from the depreciation of the US dollar against the Malaysian ringgit and Korean won.

-
Gain on long-term investment of NT$111 million was primarily related to investment income of NT$82 million from USI, investment income of NT$30 million from Hung Ching Construction, and partially offset by investment loss from Hung Ching Kwan Co.

-
Other non-operating expenses of NT$157 million were primarily related to loss from inventory provision adjustment and other miscellaneous expenses.  Together with other non-operating expenses, total non-operating expenses for the quarter were NT$280 million, compared to NT$554 million for 3Q06 and NT$292 million for 2Q07.

●
Income before tax was NT$5,829 million for 3Q07, compared with NT$3,597 million in the previous quarter.  We recorded an income tax expense of NT$1,008 million during the quarter, compared with an income tax expense of NT$866 million in 2Q07.  Minority interest adjustment was NT$596 million for 3Q07.

●
In 3Q07, net income was NT$4,225 million, compared to net income of NT$4,181 million for 3Q06 and NT$2,575 million for 2Q07.  For the nine months ended September 30, 2007, the company reported net income of NT$8,461 million, compared with net income of NT$14,682 million in the same period in 2006.

●
Our total number of shares (excluding treasury stock) outstanding at the end of the quarter was 5,237,081,632.  Our diluted EPS for 3Q07 was NT$0.79, or US$0.120 per ADS, based on 5,402,950,991 shares, being the weighted average number of shares outstanding during the third quarter.  EPS for the nine months ended September 30, 2007 was NT$1.58, or US$0.241 per ADS.

LIQUIDITY AND CAPITAL RESOURCES

●	As of September 30, 2007, our cash and other financial assets totaled NT$24,631 million, compared to NT$26,683 million on June 30, 2007.
●	Capital expenditures in 3Q07 totaled US$140 million, of which US$83 million was for IC packaging, US$55 million was for testing, and US$2 million was for interconnect materials.
●
For the nine months ended September 30, 2007, the Company spent US$284 million for capital expenditures, including US$165 million for IC packaging, US$118 million for testing, and US$1 million for interconnect material.

●	Total unused credit lines were NT$50,912 million.

October 30, 2007

Advanced Semiconductor Engineering, Inc.

Total unused credit lines were NT$50,912 million.
●	Current ratio as of September 30, 2007 was 1.69, compared to 1.54 as of June 30, 2007 and net debt to equity ratio was 0.16 as of September 30, 2007.
●	Total number of employees was 28,553 as of September 30, 2007.

BUSINESS REVIEW

IC Packaging Services2
●
Net revenues generated from our IC packaging operations were NT$21,644 million during the quarter, up by NT$1,270 million or 6% year-over-year and up by NT$3,615 million or 20% sequentially.  On a sequential basis, the increase in packaging net revenue was primarily due to volume increase.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 85% of total IC packaging net revenues during the quarter, relatively unchanged compared with the previous quarter.
●	Gross margin for our IC packaging operations was 26%, up by 1 percentage point year-over-year and up by 2 percentage points sequentially.
●
Capital expenditure for our IC packaging operations amounted to US$83 million during the quarter, of which US$81 million was for wirebonding packaging capacity, and US$2 million was for wafer bumping and flip chip packaging equipment.

●
As of September 30, 2007, there were 7,649 wirebonders in operation.  645 wirebonders were added, of which 20 wirebonders were from the formation of ASEN (our joint venture with NXP).  36 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 11% of total packaging net revenues, up by one percentage point from the previous quarter.

Testing Services
●
Net revenues generated from our testing operations were NT$5,282 million, down by NT$528 million or 9% year-over-year and up by NT$558 million or 12% sequentially.  The increase in testing net revenues was primarily due to an increase in testing volume and average selling prices (ASP).

●
Final testing contributed 76% to total testing net revenues, relatively unchanged compared with the previous quarter.  Wafer sort contributed 21% to total testing net revenues, up by one percentage point from the previous quarter.  Engineering testing contributed 3% to total testing net revenues, down by one percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,517 million, down from NT$1,597 million in 3Q06 and down from NT$1,574 million in 2Q07.
●
In 3Q07, gross margin for our testing operations was 41%, down by three percentage points year-over-year and up by six percentage points sequentially.  The sequential increase in gross margin was primary due to the increase of sales and utilization.

●	Capital spending on our testing operations amounted to US$55 million during the quarter.
●
As of September 30, 2007, there were 1,502 testers in operations, of which 138 testers were added and 21 testers were disposed of during the quarter.  The added 138 testers consist of 16 testers from our joint venture with NXP, 86 testers from consignment, and 36 testers from purchase and lease

__________
2 IC packaging services include module assembly services.

October 30, 2007

Advanced Semiconductor Engineering, Inc.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted NT$2,612 million for the quarter, up by NT$439 million or 20% from a year-ago quarter, and up by NT$565 million or 28% from the previous quarter.  Of the total output of NT$2,612 million, NT$807 million was from sales to external customers.

●	Gross margin for substrate operations was 24% during the quarter, up by one percentage point compared with the year-ago quarter, and up by three percentage points compared with the previous quarter.
●	In 3Q07, the Company’s internal substrate manufacturing operations supplied 52% (by value) of our total substrate requirements.
●	As of September 30, 2007, the Company’s PBGA capacity was at 48 million units per month.

Customers
●
Our five largest customers together accounted for approximately 26% of our total net revenues in 3Q07, compared to 28% in 3Q06 and 27% in 2Q07.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 43% of our total net revenues during the quarter, compared to 44% in 3Q06 and 2Q07.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 38% of our total net revenues in 3Q07, compared to 44% in 3Q06 and 39% in 2Q07.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007.

October 30, 2007

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	3Q/07	2Q/07	3Q/06
Net Revenues	27,733	23,362	26,726
Revenues by End Application
Communication	44%	46%	38%
Computer	22%	22%	21%
Automotive and Consumers	33%	32%	40%
Others	1%	0%	1%
Revenues by Region
North America	49%	48%	53%
Europe	13%	12%	14%
Taiwan	22%	23%	17%
Japan	8%	9%	11%
Other Asia	8%	8%	5%

IC Packaging Services
Amounts in NT$ Millions	3Q/07	2Q/07	3Q/06
Net Revenues	21,644	18,029	20,374
Revenues by Packaging Type
Advanced substrate & leadframe based	85%	85%	84%
Traditional leadframe based	4%	5%	5%
Module assembly	6%	6%	6%
Others	5%	4%	5%
Capacity
CapEx (US$ Millions) *	83	49	47
Number of Wirebonders	7,649	7,040	6,544

Testing Services
Amounts in NT$ Millions	3Q/07	2Q/07	3Q/06
Net Revenues	5,282	4,724	5,810
Revenues by Testing Type
Final test	76%	76%	76%
Wafer sort	21%	20%	19%
Engineering test	3%	4%	5%
Capacity
CapEx (US$ Millions) *	55	20	29
Number of Testers	1,502	1,385	1,296

* Capital expenditure amounts exclude building construction costs.

\
Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2007	Jun. 30 2007	Sep. 30 2006	Sep. 30 2007	Sep. 30 2006
Net revenues:
IC Packaging	21,644	18,029	20,374	55,956	59,635
Testing	5,282	4,724	5,810	14,331	16,633
Others	807	609	542	1,901	1,582
Total net revenues	27,733	23,362	26,726	72,188	77,850

Cost of revenues	19,303	16,958	18,479	52,358	55,467
Gross profit	8,430	6,404	8,247	19,830	22,383

Operating expenses:
Research and development	748	720	663	2,157	1,942
Selling, general and administrative	1,573	1,795	1,491	4,905	4,217
Total operating expenses	2,321	2,515	2,154	7,062	6,159
Operating income (loss)	6,109	3,889	6,093	12,768	16,224

Net non-operating (income) expenses:
Interest expenses - net	273	306	303	932	1,000
Foreign exchange loss (gain)	(39)	(147)	89	(205)	66
Loss (gain) on long-term investment	(111)	(65)	(219)	(252)	(363)
Others	157	198	381	597	(2,692)
Total non-operating (income) expenses	280	292	554	1,072	(1,989)
Income (loss) before tax	5,829	3,597	5,539	11,696	18,213

Income tax expense (benefit)	1,008	866	751	2,193	1,318
Income (loss) from continuing operations	4,821	2,731	4,788	9,503	16,895

Cumulative effect of change in accounting principle	-	-	-	-	343
Income (loss) before minority interest	4,821	2,731	4,788	9,503	16,552

Minority interest	596	156	607	1,042	1,870
Net income (loss)	4,225	2,575	4,181	8,461	14,682

Per share data:
Earnings (loss) per share
– Basic	NT$0.81	NT$0.50	NT$0.82	NT$1.63	NT$2.88
– Diluted	NT$0.79	NT$0.48	NT$0.78	NT$1.58	NT$2.74

Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.123	US$0.075	US$0.125	US$0.248	US$0.445
– Diluted	US$0.120	US$0.073	US$0.119	US$0.241	US$0.424

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,402,951	5,433,905	5,418,637	5,421,150	5,404,775

Exchange rate (NT$ per US$1)	32.86	33.11	32.70	32.94	32.36

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Sep. 30, 2007		As of Jun. 30, 2007

Current assets:
Cash and cash equivalents	16,990	13,294
Financial assets – current	7,641	13,389
Notes and accounts receivable	18,074	13,813
Inventories	5,740	5,586
Others	3,788	3,835
Total current assets	52,233	49,917

Financial assets – non current	4,813	4,802
Properties – net	80,056	77,564
Other assets	9,762	9,870
Total assets	146,864	142,153

Current liabilities:
Short-term debts – revolving credit	7,279	4,966
Short-term debts – current portion of long-term debts	2,382	2,425
Short-term debts – current portion of bonds payable	0	0
Notes and accounts payable	9,709	7,616
Others	11,624	17,273
Total current liabilities	30,994	32,280

Long-term debts	20,817	22,034
Long-term bonds payable	7,667	9,271
Other liabilities	3,097	3,029
Total liabilities	62,575	66,614

Minority interest	13,260	11,760

Shareholders’ equity	71,029	63,779
Total liabilities & shareholders’ equity	146,864	142,153

Current Ratio	1.69	1.55
Net Debt to Equity	0.16	0.16

Exhibit 2

Press Release
October 31, 2007

ASE INC. RECEIVES STANDARD EXEMPTIONS FROM THE SINGAPORE CODE ON
TAKE-OVERS AND MERGERS FOR PROPOSED ACQUISITION OF ASE TEST

October 31, 2007 – Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) today announced that the Securities Industry Council of Singapore (“SIC”) has ruled that the proposed acquisition by ASE Inc. of the remaining shares of its majority-owned subsidiary ASE Test Limited (“ASE Test”), which ASE Inc. does not directly or indirectly own, through a scheme of arrangement under Singapore law (the “Proposed Scheme”), will be conditionally exempted from certain rules of the Singapore Code on Take-overs and Mergers (the “Code”).

The SIC has ruled that the Code generally applies to the Proposed Scheme, but has granted certain standard exemptions, subject to the following conditions: (1) that ASE Test shareholders acting in concert with ASE Inc. abstain from voting on the Proposed Scheme; (2) that directors of ASE Test who are also directors of ASE Inc. abstain from making a recommendation on the Proposed Scheme to ASE Test shareholders; (3) that ASE Test appoint an independent financial adviser to advise ASE Test shareholders on the Proposed Scheme; and (4) that ASE Inc. consult with the SIC prior to invoking any of the conditions to the consummation of the Proposed Scheme.

The Proposed Scheme is subject to the requisite approval of ASE Test shareholders and other customary closing conditions.  If the requisite approval of ASE Test shareholders is obtained and the other closing conditions are met, the Proposed Scheme is currently expected to be consummated during the first quarter of 2008.

ASE Inc. today also announced that it does not intend to revise the consideration offered in the Proposed Scheme (the “Scheme Consideration”). Accordingly, pursuant to the provisions of Rule 20.2 of the Code, ASE Inc. will not be permitted under the provisions of the Code to increase the Scheme Consideration or amend the terms of the offer made by it to ASE Test shareholders in connection with the Proposed Scheme. Further, in the event the Scheme fails due to insufficient votes required to obtain the requisite approval of ASE Test shareholders, pursuant to the provisions of Rule 33.1 of the Code, ASE Inc. will not be permitted to make a further or new offer

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for the shares of ASE Test for a period of 12 months from the date the Scheme fails, unless the consent of the SIC is obtained.

In connection with the Proposed Scheme, ASE Inc. and ASE Test will file a statement on Schedule 13E-3 with the U.S. Securities and Exchange Commission, which will contain the disclosure document for the Proposed Scheme (the “Scheme Document”).  The final Scheme Document will be mailed to ASE Test shareholders when it is available.  ASE Test shareholders are encouraged to read the Scheme Document, which will contain important information regarding the Proposed Scheme.

About ASE Inc.

ASE Inc. is one of the world's largest independent provider of integrated circuit (“IC”) packaging services and, together with its approximately 51% owned subsidiary ASE Test Limited (NASDAQ: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering test, wafer probe and final test services. ASE Inc. currently has approximately more than 200 international customers.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”.  The American Depository Receipts of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

The directors of ASE Inc. (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly.  Where any information has been extracted from published or publicly available sources the sole responsibility of the directors of ASE Inc. has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

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Forward-Looking Statements

All statements other than statements of historical facts included in this press release are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect ASE Inc.'s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and ASE Inc. and Citi undertake no obligation to update publicly or revise any forward-looking statements.

For further information please contact:

ASE Inc.
Citigroup Global Markets Taiwan Ltd.
Tel: +852-2501-2035

Freddie Liu (Vice President)
Tel: +8862-8780-5489

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